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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                                  Leapnet, Inc.
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                                (Name of Issuer)

                     Common Stock (Par Value $.01 Per Share)
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                         (Title of Class of Securities)

                                    521864207
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                                 (CUSIP Number)

                            Donald E. Figliulo, Esq.
                         Wildman, Harrold, Allen & Dixon
                        225 West Wacker Drive, Suite 2800
                          Chicago, Illinois 60606-1229
                                 (312) 201-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                         (Continued on following pages)
                               (Page 1 of 7 pages)

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CUSIP NO. 521864207                   13D                            PAGE 2 OF 7
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(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert M. Figliulo

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  / /
                                                            (b)  / /
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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS*

     PF, OO
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            N/A  / /
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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 NUMBER OF SHARES             (7)  SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                 517,777
   PERSON WITH                --------------------------------------------------
                              (8)  SHARED VOTING POWER

                                   0
                              --------------------------------------------------
                              (9)  SOLE DISPOSITIVE POWER

                                   517,777
                              --------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER

                                   0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     517,777
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                 / /
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%
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(14) TYPE OF REPORTING PERSON*

     IN
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*    SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP NO. 521864207                   13D                            PAGE 3 OF 7
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(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David A. Figliulo
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  / /
                                                            (b)  / /
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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS*

     PF, OO
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            N/A  / /
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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 NUMBER OF SHARES             (7)  SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                 357,131
   PERSON WITH                --------------------------------------------------
                              (8)  SHARED VOTING POWER

                                   0
                              --------------------------------------------------
                              (9)  SOLE DISPOSITIVE POWER

                                   357,131
                              --------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER

                                   0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     357,131
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                 / /
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
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(14) TYPE OF REPORTING PERSON*

     IN
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*    SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP NO. 521864207                   13D                            PAGE 4 OF 7
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     This Amendment No. 2 amends and supplements the Statement on Schedule 13D, filed on October 9, 2001 with respect to the Common Stock, Par Value $.01 Per Share (the "Common Stock") of Leapnet, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 filed on November 6, 2001. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

     Response unchanged.

ITEM 2. IDENTITY AND BACKGROUND

     Response unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Response unchanged.

ITEM 4. PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended by adding the following after the last paragraph thereof:

     Based on subsequent conversations among the advisors for the Reporting Persons and the special committee of the Issuer's board of directors, on November 10, 2001, the Reporting Persons submitted to the special committee a revised proposal which provided for a $1.85 per share cash offer price and modified certain other terms from its prior proposal. The Reporting Persons reserve the right to modify or withdraw the revised proposal at any time, depending upon the outcome of continuing negotiations between the Reporting Persons and the Special Committee. In addition, the continued financial deterioration of the Issuer and continued general downturn in the economy or the IT industry may cause the Reporting Persons to reevaluate or withdraw their proposal at any time. The Reporting Persons have no obligations to the Issuer or its stockholders with respect to such proposal prior to the execution and delivery of a definitive agreement. There is no assurance that any agreement will be reached between the Issuer and the Reporting Persons.

     In addition to or in lieu of the proposal, the Reporting Persons may consider other possible courses of action with respect to the Issuer, including some or all of those set forth in clauses (a) through (j) of Item 4 of the
Schedule 13D form. The Reporting Persons intend to review, from time to time, the possible courses of action referred to above and to take such action with respect to the Issuer as they consider desirable in light of the circumstances then prevailing. They also may determine to hold shares of the Common Stock as an investment or to dispose of all or a portion of such shares.

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CUSIP NO. 521864207                   13D                            PAGE 5 OF 7
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

     (a) The aggregate percentage of the Common Stock reported owned by the Reporting Persons named herein is based upon 5,840,992 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.

     As of the close of business on November 15, 2001, the Reporting Persons collectively own 874,908 shares of Common Stock, constituting approximately 15.0% of the shares of Common Stock outstanding.

     Robert Figliulo beneficially owns 517,777 shares of Common Stock, constituting approximately 8.9% of the shares of Common Stock outstanding. This includes 119,177 shares owned by the Robert M. Figliulo Grantor Retained Annuity Trust, for which Robert Figliulo serves as sole trustee and has sole investment and voting discretion, includes 53,995 shares owned by Figliulo Family Associates II L.P., a Delaware limited partnership, for which partnership Robert Figliulo is a general partner and serves as trustee and has sole investment and voting discretion, and includes 13,020 shares owned by the Robert M. and Kim M. Figliulo Family Foundation, for which Robert Figliulo serves as trustee and has sole investment and voting discretion.

     David Figliulo has sole beneficial ownership of 357,131 shares of Common Stock, constituting approximately 6.1% of the shares of Common Stock outstanding. This includes 108,443 shares owned by the David A. Figliulo Grantor Retained Annuity Trust, for which David Figliulo serves as sole trustee and has sole investment and voting discretion. This does not include an aggregate of 12,138 shares held by the Figliulo Family Associates, L.P., a Delaware limited partnership, of which partnership Mr. Figliulo is a general partner. Mr. Figliulo disclaims beneficial ownership of such shares.

     (b) Except as set forth above, each of the Reporting Persons has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it, him or her in this Schedule 13D.

     (c) No transactions in the Common Stock have been effected during the past sixty days by the Reporting Persons.

     (d)  Not applicable.

     (e)  Not applicable.

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CUSIP NO. 521864207                   13D                            PAGE 6 OF 7
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

     Response unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Response unchanged.

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CUSIP NO. 521864207                   13D                            PAGE 7 OF 7
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                                   SIGNATURES

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2001

                                             /s/  Robert M. Figliulo
                                             -----------------------------------
                                                  Robert M. Figliulo


                                             /s/  David A. Figliulo
                                             -----------------------------------
                                                  David A. Figliulo